UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MANCHESTER UNITED PLC

(Name of Issuer)

Class A ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

G5784H106

(CUSIP Number)

c/o Manchester United plc

Old Trafford

Manchester M16 0RA

United Kingdom

+44 (0) 161 868 8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5784H106	13D	Page 1 of 7 Pages

1	NAMES OF REPORTING PERSONS Kevin Glazer Irrevocable Exempt Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,899,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,899,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,899,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. G5784H106	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS Kevin E. Glazer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,899,366
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,899,366

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,899,366
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. G5784H106	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS KEGT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,765,392
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,765,392

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,765,392
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON OO (limited liability company)

CUSIP No. G5784H106	13D	Page 4 of 7 Pages

Explanatory Note

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 23, 2013 (as amended to date, the “Statement”), relating to Class A ordinary shares, par value $0.0005 per share (the “Class A ordinary shares”) of Manchester United plc, a Cayman Islands company (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by inserting the following information:

On October 5, 2021, the Kevin Glazer Irrevocable Exempt Family Trust and the Edward S. Glazer Irrevocable Exempt Trust (together, the “Selling Shareholders”) agreed to sell 5,000,000 and 4,500,000 Class A ordinary shares, respectively, at a price of $16.98 per share (the “Offering”) to BofA Securities, Inc. (the “Underwriter”) pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into between the Issuer, the Selling Shareholders and the Underwriter. The sale was consummated on October 8, 2021. In connection with the sale, the Kevin Glazer Irrevocable Exempt Family Trust and the Edward S. Glazer Irrevocable Exempt Trust converted 5,000,000 and 4,500,000 Class B ordinary shares of the Issuer, respectively, into a corresponding number of Class A ordinary shares.

Pursuant to the Underwriting Agreement, the Selling Shareholders agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, they will not, during the period ending 45 days after the date of the final prospectus with respect to the Offering: (i) sell or offer to sell any Class A ordinary shares or Related Securities (as defined in the Underwriting Agreement) owned either of record or beneficially by the Selling Shareholders, (ii) enter into any swap, (iii) cause to be filed, or cause its Class A ordinary shares or Related Securities to be included on, a registration statement, prospectus or prospectus supplement (or an amendment or supplement thereto) with respect to the registration under the Securities Act of the offer and sale of any Class A ordinary shares or Related Securities, or (iv) publicly announce any intention to do any of the foregoing.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit hereto and is incorporated herein by reference.

CUSIP No. G5784H106	13D	Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Statement, the aggregate number and percentage of Class A ordinary shares beneficially owned by each of the Reporting Persons, as well as the number of Class A ordinary shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, based on 52,795,150 Class A ordinary shares outstanding as of October 8, 2021.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Kevin Glazer Irrevocable Exempt Family Trust	15,899,366	23.1%	0	15,899,366	0	15,899,366
Kevin E. Glazer	15,899,366	23.1%	0	15,899,366	0	15,899,366
KEGT Holdings LLC	3,765,392	6.7%	0	3,765,392	0	3,765,392

The LLC and the Trust are the record holders of 3,765,392 and 12,133,974 Class B ordinary shares, respectively, which are convertible on a one-for-one basis into Class A ordinary shares at any time at the option of the holder. The Trust is the sole member of the LLC, and in such capacity may be deemed to beneficially own the shares held of record by the LLC. Kevin E. Glazer is a trustee of the Trust, and in such capacity may be deemed to beneficially own the shares held of record by the Trust and the LLC.

(c)	Except as described in Item 4, none of the Reporting Persons has effected any transactions in the Class A ordinary shares during the past 60 days.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit hereto, and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. G5784H106	13D	Page 6 of 7 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number*	Description
4	Underwriting Agreement, dated October 5, 2021, among Manchester United plc, the Kevin Glazer Irrevocable Exempt Family Trust, the Edward S. Glazer Irrevocable Exempt Trust and BofA Securities, Inc. as Underwriter (incorporated by reference to Exhibit 1.1 to the Issuer’s Report on Form 6-K furnished on October 7, 2021).

CUSIP No. G5784H106	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      October 18, 2021

Kevin Glazer Irrevocable Exempt Family Trust

By:	/s/ Kevin E. Glazer
Name:	Kevin E. Glazer
Title:	Trustee

Kevin E. Glazer

/s/ Kevin E. Glazer
Name:	Kevin E. Glazer

KEGT Holdings LLC

By:	Kevin Glazer Irrevocable Exempt Family Trust, its sole member

By:	/s/ Kevin E. Glazer
Name:	Kevin E. Glazer
Title:	Trustee